UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

UTStarcom Holdings Corp.

(Name of Issuer)

Ordinary Shares, Par Value US$0.00375 per share

(Title of Class of Securities)

918076100

(CUSIP Number)

GU Guoping
 Shanghai Phicomm Communication Co. Ltd.
3666 Sixian Road
Songjiang District
Shanghai, People’s Republic of China
011-86-21- 31183118

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918076100

1.	Names of Reporting Persons.
GU GUOPING
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
11,739,932
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,739,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,739,932

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

31.7%
14.	Type of Reporting Person

IN
2

CUSIP No. 918076100

1.	Names of Reporting Persons.
Shanghai Phicomm Communication Co., Ltd.,
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
11,739,932
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,739,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,739,932

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

31.7%
14.	Type of Reporting Person

CO
3

CUSIP No. 918076100

1.	Names of Reporting Persons.
Phicomm Technology (Hong Kong) Co., Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
11,739,932
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,739,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,739,932

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

31.7%
14.	Type of Reporting Person

CO
4

CUSIP No. 918076100

1.	Names of Reporting Persons.
The Smart Soho International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
11,739,932
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,739,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,739,932

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

31.7%
14.	Type of Reporting Person

CO
5

The Statement on Schedule 13D filed December 14, 2015 (the “Statement”) filed by Mr. GU Guoping, Shanghai Phicomm Communication Co., Ltd. (“Phicomm”), Phicomm Technology (Hong Kong) Co., Limited (“Phicomm HK”), The Smart Soho International Limited (“Smart Soho” and, together with GU Guoping, Phicomm and Phicomm HK, the “Phicomm Group”) and Chongqing Liangjian New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership) (the “Fund” and, together with the Phicomm Group, the “Filing Persons”) relating to the Ordinary Shares, par value US$0.00375 per share (the “Ordinary Shares”) of UTStarcom Holdings Corp., a Cayman Islands corporation (the “Issuer”), as amended by Amendment No. 1 thereto filed December 22, 2015, is hereby further amended with respect to the items set forth below in this Amendment No. 2. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 2.	Identity and Background

Item 2 of the Schedule is hereby amended by deleting the Fund from the group that may be deemed to have been formed by the Phicomm Group and the Fund. This Amendment No. 2 is filed solely by the Phicomm Group.

Item 4.	Purpose of Transaction

Item 4 of the Schedule is hereby amended by the addition of the following information:

In connection with the execution of the Third Amendment to the Purchase Agreement (see Item 6), Mr. William Wong resigned as a director and Chief Executive Officer of the Issuer. Effective January 11, 2016, the Issuer’s board elected Mr. GU Guoping, the Chairman of Phicomm, as a director to fill the vacancy on the board resulting from Mr. Wong’s resignation, and appointed Mr. Tenling Ti as the Issuer’s Chief Executive Officer. The effectiveness of the resignations of certain other directors of the Issuer, the enlargement of the Issuer’s board to eight directors and the election of additional designees of the Acquirer to fill the resulting vacancies all remain subject to Sellers’ receipt of aggregate payments of US$64,569,626 out of the total purchase price of US$70,439,592 for the Ordinary Shares. For additional information regarding such matters, see Item 4 of the Schedule as originally filed. Under the Third Amendment, if the closing under the Purchase Agreement does not occur by June 30, 2016, the Acquirer is obligated to procure Mr. GU’s resignation as a director of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule is hereby amended by the addition of the following information:

On January 8, 2016, Acquirer, Phicomm HK and the Sellers entered into a third amendment to the Purchase Agreement (the “Third Amendment”). Pursuant to the Third Amendment, the parties agreed that the closing under the Purchase Agreement will take place as soon as practicable as shall be agreed among the parties to the Purchase Agreement, but in no event later than June 30, 2016. In consideration of certain waivers by the Sellers set forth in the Third Amendment, Acquirer has made an additional payment of US$2,500,000 to the Shah Sellers and has agreed to deposit US$2,000,000 into an escrow account. Upon closing, the escrowed funds will be applied against the purchase price for the Ordinary Shares. Under the Third Amendment, additional sums may become payable to the Shah Sellers, depending on when and whether the closing occurs. In the event the closing does not occur by June 30, 2016, a termination fee or a reverse termination fee may be payable, as provided in the Third Amendment. The Acquirer has also agreed not to directly or indirectly transfer or otherwise dispose of any Ordinary Shares or enter into any swap agreement or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares. Phicomm HK’s pledge of its shares of the Acquirer to the Fund pursuant to the Subscription Agreement (see Item 6 of the Schedule as originally filed) is excluded from the operation of such restrictions.

6

The foregoing description of certain terms of the Third Amendment to the Purchase Agreement in this Item 6 is not complete and is qualified in its entirety by reference to the full text of such agreement, which is an exhibit to this Schedule 13D and is hereby incorporated by reference into this Item 6. See Item 7.

Item 7.	Materials to be Filed as Exhibits

The following document is filed as an exhibit to this Schedule 13D (Amendment No. 3):

Exhibit No.	Document
99.7	Third Amendment dated January 8, 2016 to Purchase and Sale Agreement dated as of November 4, 2015 between The Smart Soho International Limited, Phicomm Technology (Hong Kong) Co., Limited, Himanshu Shah, Shah Capital Management, Inc., Shah Capital Opportunity Fund LP, Hong Liang Lu, Lu Charitable Remainder Trust, The Lu Family Limited Partnership and Lu Family Trust (filed herewith).
7

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2016

SHANGHAI PHICOMM COMMUNICATION CO., LTD.

By:	/s/	GU Guoping
Name:		GU Guoping
Title:		Chairman

PHICOMM TECHNOLOGY (HONG KONG) CO., LIMITED.

By:	/s/	GU Guoping
Name:		GU Guoping
Title:		Sole Director

THE SMART SOHO INTERNATIONAL LIMITED

By:	/s/	GU Guoping
Name:		GU Guoping
Title:		Sole Director

GU GUOPING, individually

/s/		GU Guoping
Name:		GU Guoping